SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the October 28, 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.




The company has received the following announcement:



                                                                        HBOS plc
                                                               5 Morrison Street
                                                                       Edinburgh
                                                                         EH3 8BH


                                                                 27 October 2005



Marconi Corporation Plc
34 Grosvenor Square
London
W1K 2HD


For the attention of the Company Secretary


Dear Sirs


Companies Act 1985 (as amended) (the "Act")


Section 198 disclosure by HBOS plc on its own behalf and on behalf of those its subsidiaries which hold a material interest in Ordinary 25p shares comprising part of the relevant share capital of Marconi Corporation plc ("the Company")


Pursuant to Section 198 of the Act, we hereby give the Company notice that we had a interest (for the purposes of Section 208 and 209 of the Act), in the following shares comprising part of the relevant share capital (as defined in the section 198 of the Act) of the Company.


Registered Holder                                       Fund       Number of   Percentage
                                                                 Shares Held      Holding
Chase Nominees a/c CMIG                                 1105         107,202       0.051%
Chase Nominees a/c CMIG                                 2304         241,703       0.115%
Chase Nominees a/c CMIG                                 2314         754,007       0.359%
Chase Nominees Ltd                                        WP       1,946,482       0.928%
HSDL Nominees Limited                                    N/A              30       0.000%
Nortrust Nominees Limited a/c HXCM                      HPFO           4,492       0.002%
Nortrust Nominees Ltd                                  HXPEN           4,816       0.002%
Nortrust Nominees Ltd                                   HPBA           4,970       0.002%
Nortrust Nominees Ltd                                  HILBA          45,851       0.022%
State Street Nominees a/c 2GDS                          2GDS       2,791,448       1.330%
State Street Nominees a/c 2GDW                          2GDW       1,078,000       0.514%
State Street Nominees a/c 2GDX                          2GDX         128,042       0.061%
State Street Nominees a/c 2GEG                          2GEG         844,000       0.402%
State Street Nominees a/c 2GEH                          2GEH         105,869       0.050%
Aggregate (material) holding of HBOS Group                         8,056,912       3.840%



Please let us know if you require any further information. In the event of a query regarding the above please contact me on 0131 243 8671.



Yours faithfully



Kenny Melville
Company Secretarial Manager
For and on behalf of
HBOS plc



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 28 October, 2005